UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated November 12, 2009.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: November 12, 2009

BluePhoenix Solutions Reports Third Quarter Results

Q3/09 Revenues of $18.7 million, Non-GAAP EPS of $0.05

HERZLIYA, Israel – (BUSINESS WIRE) – BluePhoenix Solutions (NASDAQ:BPHX), the leader in value-driven legacy modernization, today announced financial results for the third quarter. Revenues for the third quarter of 2009 were $18.7 million, a decrease of 2% from $19.1 million in the previous quarter and 15% from $22.0 million in the third quarter of 2008.

Operating income on a non-GAAP basis for the third quarter of 2009 was $1.5 million, compared to $1.3 million in the previous quarter and compared to a net loss of $170 thousand for the third quarter of 2008.

Net income on a non-GAAP basis for the third quarter of 2009 was $1.0 million, or $0.05 per diluted share, compared to $1.2 million or $0.06 per diluted share in the previous quarter, and compared to a net loss of $1.4 million or ($0.06) per share for the third quarter of 2008.

On a GAAP basis for the third quarter of 2009, the net loss was $2.7 million or $(0.13) per share, compared to a net loss of $1.9 million or $(0.09) per share in the previous quarter, and compared to a net loss of $6.8 million or ($0.32) per share in the third quarter of 2008. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

“In the third quarter we started to see signs of stabilization of the business and achieved our operational and financial targets for the quarter,” commented Yaron Tchwella, CEO of BluePhoenix Solutions. “A growing backlog and pipeline gives us increased confidence that the business is back on the right track and we expect that we will resume growth going forward.”

Non-GAAP Results (in thousands US$)	Q3/2009	Q2/2009	Q3/2008

Sales	18,688	19,050	22,029
Operating profit (loss)	1,498	1,326	(170)
Net Income (loss)	1,012	1,193	(1,354)
Earnings per share, diluted	$0.05	$0.06	$(0.06)

GAAP Results (in thousands US$)	Q3/2009	Q2/2009	Q3/2008

Sales	18,688	19,050	22,029
Operating (loss)	(1,761)	(1,649)	(5,206)
Net (loss) from continued operations	(2,679)	(1,911)	(6,248)
Net (loss)	(2,679)	(1,911)	(6,839)
Earnings per share, diluted	$(0.13)	$(0.09)	$(0.32)

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP net income and non-GAAP net income (loss) per share. These non-GAAP measures exclude the following items:

Amortization of purchased intangible assets;

Equity-based compensation expense

Expenses related to cost saving plan and one time charges

Non-cash derivatives expenses

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

Conference Call

A conference call discussing BluePhoenix’ results for the third quarter of 2009, will take place today, November 12, 2009 at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by calling (877) 941-4775 or international +1-480-629-9761 at 8:25 a.m. This call is being web cast by ViaVid Broadcasting and can be accessed at BluePhoenix’s website at http://www.bphx.com.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ:BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects”, “predicts”, “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’ most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	Unaudited		Unaudited

Revenues	$18,688	$22,029	$58,239	$69,093

Cost of revenues	10,309	12,375	31,849	33,997

Gross profit	8,379	9,654	26,390	35,096

Research and development costs, net	2,476	4,498	8,708	14,100

Selling, general and administrative expenses	7,664	10,362	21,663	25,182

Total operating expenses	10,140	14,860	30,371	39,282

Operating loss	(1,761)	(5,206)	(3,981)	(4,186)

Financial expenses, net	(803)	(1,042)	(1,997)	(1,038)

Other income	-	-	-	273

Loss before taxes	(2,564)	(6,248)	(5,978)	(4,951)

Taxes on income (benefit)	(99)	-	11	(330)

Net loss from continued operation	(2,465)	(6,697)	(5,989)	(4,621)

Net loss from discontinued operation	-	449	-	9,021

Net loss	(2,465)	(6,248)	(5,989)	(13,642)

Net income attributable to noncontrolling interests	214	142	441	255

Net loss attributable to BluePhoenix	$(2,679)	$(6,839)	$(6,430)	$(13,897)

Net loss per share:
Basic	$(0.13)	$(0.32)	$(0.31)	$(0.66)
Diluted	$(0.13)	$(0.32)	$(0.31)	$(0.66)

Shares used in per share calculation:
Basic	21,118	21,368	20,965	21,183

Diluted	21,118	21,368	20,965	21,183

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	Unaudited		Unaudited

GAAP Gross Profit	$8,379	$9,654	$26,390	$35,096

Amortization of intangible assets	1,862	2,160	6,071	6,473
Expenses related to cost saving plan	-	-	202	-

Non-GAAP gross profit	$10,241	$11,814	$32,663	$41,569

GAAP operating loss	$(1,761)	$(5,206)	$(3,981)	$(4,186)

Amortization of intangible assets	1,862	2,160	6,071	6,473
Stock-based compensations	496	537	1,604	2,146
Expenses related to cost saving plan and one time charges	901	2,339	1,746	2,339

Non-GAAP operating income (loss)	$1,498	$(170)	$5,440	$6,772

GAAP Net loss attributable to BluePhoenix	$(2,679)	$(6,839)	$(6,430)	$(13,897)

Net loss from discontinued operation	-	449	-	9,021
Amortization of intangible assets	1,862	2,160	6,071	6,473
Stock-based compensations	496	537	1,604	2,146
Expenses related to cost saving plan and one time charges	901	2,339	1,746	2,339
Non-cash financial and other expenses	432	-	585	-

Non-GAAP Net income (loss)	$1,012	$(1,354)	$3,576	$6,082

Shares used in diluted earnings per share calculation	21,337	21,368	21,045	22,017

Non - GAAP Diluted Earning (loss) per share	$0.05	$(0.06)	$0.17	$0.28

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2009	December 31, *2008
	Unaudited

ASSETS

Current Assets:

Cash and cash equivalents	$23,812	$30,308
Marketable securities	224	423
Trade accounts receivable	26,111	28,232
Other current assets	3,545	3,217

Total Current Assets	53,692	62,180

Non-Current Assets:

Investment in affiliated company	157	157
Property and equipment, net	2,044	2,493
Goodwill	56,753	52,006
Intangible assets and other, net	17,333	23,151

Total Non-Current Assets	76,287	77,807

TOTAL ASSETS	$129,979	$139,987

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$3,757	$1,021
Trade accounts payable	4,974	5,133
Deferred revenues	3,871	5,541
Other current liabilities	11,107	18,125

Total Current Liabilities	23,709	29,820

Non-Current Liabilities

Accrued severance pay, net	1,442	1,797
Loans from banks	13,549	15,048

Total Non-Current Liabilities	14,991	16,845

Total Equity	91,279	93,322

TOTAL LIABILITIES AND EQUITY	$129,979	$139,987

* Derived from audited 2008 balance sheet.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	Unaudited		Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,465)	$(6,697)	$(5,989)	$(13,642)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Loss from discontinued operation	-	449	-	9,021
Depreciation and amortization	2,112	2,500	6,820	7,229
Decrease in accrued severance pay, net	(99)	(128)	(355)	(30)
Stock-based and non cash compensation	496	537	1,604	2,148
Deferred income taxes, net	-	(278)	(413)	(767)
Marketable securities	(8)	(29)	199	(29)
Realized gain from available for sale Marketable securities	79	-	79	-
Decrease (increase) in trade receivables	1,369	946	2,121	(3,050)
Decrease (increase) in other current assets	(673)	668	(118)	(521)
Increase (decrease) in trade payables	(904)	221	(122)	953
Increase (decrease) in other current
liabilities and deferred revenues	108	1,041	(2,542)	565

Net cash provided by (used in) operating activities	15	(770)	1,284	1,877

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(98)	(540)	(289)	(1,027)
Proceeds from sale of property and equipment	-	22	-	22
Additional consideration of previously
acquired subsidiaries and purchase of
activity	(1,535)	(1,509)	(8,598)	(7,252)
Investment in newly-consolidated
subsidiaries and purchase of new-activity	-	(58)	-	(992)

Net cash used in investing activities	(1,633)	(2,085)	(8,887)	(9,249)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans	(264)	-	(775)	(75)
Receipt of long-term loans	2,000	16,000	2,000	16,000
Purchase of treasury shares	-	-	(83)	(591)
Issuance of shares	(35)	-	(35)	-
Exercise of employee share options and
warrants	-	-	-	2,007

Net cash provided by financing activities	1,701	16,000	1,107	17,341

NET CASH INCREASE (DECREASE) FROM CONTINUED
OPERATION	83	13,145	(6,496)	9,969
CASH AND CASH EQUIVALENTS AT BEGINNING OF
PERIOD	23,729	19,395	30,308	22,571

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,812	$32,540	$23,812	$32,540

CASH FLOWS - DISCONTINUED OPERATION:
Cash flow used in operating activity	-	(631)	-	(752)
Cash flow used in investment activity	-	(19)	-	(64)

NET CASH USED IN DISCONTINUED OPERATION	-	(650)	-	(816)

Contacts

BluePhoenix Solutions
Varda Sagiv, +972-9-9526110
Vsagiv@BPHX.com